Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO HOST CONFERENCE CALL TO DISCUSS FDA APPROVAL OF ONCE-DAILY RYZOLT™ ON TUESDAY, JANUARY 6, 2009 AT 8:30 A.M. (ET)

LAVAL, Québec (January 5, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it will host a conference call on Tuesday, January 6, 2009 at 8:30 a.m. (ET) to discuss the U.S. Food and Drug Administration’s (FDA) approval of its once-daily formulation of tramadol, RYZOLT™. Joining Mr. James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., will be John H. Stewart, President and Chief Executive Officer of Purdue Pharma L.P., Labopharm’s marketing partner for RYZOLT in the United States.

To access the conference call by telephone, dial 416-644-3414 or 1-800-733-7560. Please connect approximately 15 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay until Tuesday, January 13, 2009 at midnight. To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21293677#.

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com